UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                (Amendment No. 1)


                    GMAM ABSOLUTE RETURN STRATEGIES FUND, LLC
                       (Name of Subject Company (Issuer))


                    GMAM ABSOLUTE RETURN STRATEGIES FUND, LLC
                       (Name of Filing Person(s) (Issuer))


                            LIMITED LIABILITY COMPANY
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)


                               David Hartman, Esq.
                General Motors Investment Management Corporation
                          767 Fifth Avenue, 15th Floor
                               New York, NY 10153
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                            MICHAEL S. CACCESE, ESQ.
                 KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP
                          STATE STREET FINANCIAL CENTER
                               ONE LINCOLN STREET
                                BOSTON, MA 02111

                                DECEMBER 3, 2007
                            As Amended March 28, 2008
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation: $55,000,000 (a)       Amount of Filing Fee: $1688.50 (b)
--------------------------------------------------------------------------------

(a)  Calculated as the aggregate maximum value of Interests being purchased.

(b)  Calculated at $30.70 per $1,000,000 of the Transaction Valuation.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:     $1688.50
                                  ----------------------------------------------
         Form or Registration No.:   SC TO-I
                                    --------------------------------------------
         Filing Party:               GMAM Absolute Return Strategies Fund, LLC
                        --------------------------------------------------------
         Date Filed:                 December 3, 2007
                      ----------------------------------------------------------

|_|      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|      third-party tender offer subject to Rule 14d-1.

|X|      issuer tender offer subject to Rule 13e-4.

|_|      going-private transaction subject to Rule 13e-3.

|_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|


AMENDMENT NO. 1 TO TENDER OFFER STATEMENT

         This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on December 3, 2007 by GMAM Absolute Return Strategy Fund I (the "Fund"), a series of GMAM Absolute Return Strategies Fund, LLC (the "Company"), relating to the Fund's offer to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund ("Members") at their net asset value of up to $55,000,000, as of January 31, 2008 (the "Offer") as further described in the Statement. This Amendment No. 1 to the Offer constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

         The Offer terminated at 12:00 midnight, Eastern time, on December 31, 2007 (the "Expiration Date"). Pursuant to the Offer, $47,505,875.37 of interests were tendered and accepted by the Fund.



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

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.



                          GMAM ABSOLUTE RETURN STRATEGY FUND I, a series of GMAM ABSOLUTE RETURN STRATEGIES FUND, LLC

                          By:        /s/ John S. Stevens
                              --------------------------------------------------
                              Name:  John S. Stevens
                              Title: Managing Director and Portfolio Manager
                                     March 28, 2008





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